Exhibit 4.1

CONSULTING AGREEMENT

THIS CONSULTING AGREEMENT is made this 28th day of November, 2005, by and between Summus, Inc., a Delaware corporation, with its principal place of business at 434 Fayetteville Street, Suite 600, Raleigh, North Carolina, 27601 ("SUMMUS") and Rich Ruben, individually, with his principal place of residence at 100 Curwen Circle, Bryn Mawr, PA 19010 ("Consultant").

RECITALS:

A.    SUMMUS is primarily engaged in the development of mobile media applications that optimize the consumer wireless experience.

B.    In view of the skills, knowledge and qualifications of Consultant which SUMMUS perceives to be of benefit to the business of SUMMUS, SUMMUS desires to retain the services of Consultant to render certain consulting services to SUMMUS described in Exhibit A attached hereto, and Consultant desires to provide consulting services to SUMMUS, on the terms and conditions set forth herein.

C.    The parties intend that Consultant shall be an independent contractor with SUMMUS under this Agreement and not an employee of SUMMUS.

NOW, THEREFORE, in consideration of the mutual agreements and covenants contained herein, and for other good and valuable consideration, the parties, intending to be legally bound, agree as follows:

1.    Retention. SUMMUS hereby retains Consultant, and Consultant hereby agrees to render consulting services to SUMMUS, upon the terms and conditions set forth herein.

2.    Duties. Consultant covenants and agrees that he will, as an independent contractor, perform diligently and to the best of his talents, skills and expertise, the services set forth in Exhibit A attached hereto; other services and projects may be added to Exhibit A by agreement of the parties hereto. Except as set forth on Section 12 of this Agreement, Consultant shall not assign or delegate the performance of any such services to any other person, firm or corporation without the prior consent of SUMMUS. Consultant shall render services at Consultant's offices, but will, at mutually agreeable times, provide services at SUMMUS’ office.

Consultant shall have the right to engage in any other gainful activities and business in his sole and absolute discretion, provided that Consultant hereby agrees that he shall not engage in any activities or businesses which directly conflict or compete with the activities and business of SUMMUS during the term of this Agreement.

         3.    Independent Contractor Status. The parties recognize that Consultant is an independent contractor and not an employee, agent, partner, joint venturer or representative of SUMMUS. Nothing in this Agreement shall be construed to mean that the parties are members of any partnership, joint venture, association, syndicate or other entity or to confer on either party any express, implied or apparent authority to incur any obligation or liability on behalf of the other party. Consultant shall at all times represent and disclose to any and all third parties that he is an independent contractor, and not an employee, agent or representative, of SUMMUS. SUMMUS shall not withhold any funds from Consultant for tax or other governmental purposes. Consultant shall be responsible for all taxes paid to federal agencies. Consultant shall not be entitled to receive any employment benefits offered to employees of SUMMUS, including workers' compensation insurance coverage. SUMMUS shall not exercise control over Consultant.

4.    Compensation. SUMMUS shall pay to Consultant, as compensation for the services to be rendered hereunder, the amounts set forth in Exhibit B attached hereto.

5.    Term. This Agreement shall commence on the date first written above and shall continue until February 28, 2006, unless otherwise terminated as provided herein.

6.    Termination. Notwithstanding Paragraph 5 of this Agreement, SUMMUS or Consultant may immediately terminate this Agreement without prior notice.

7.    Nondisclosure. Consultant will remain subject to the terms of the Confidentiality Agreement executed by and between the SUMMUS and Consultant as of December __, 2005, attached to this Agreement as Exhibit C and incorporated herein for all purposes.

In addition, Consultant shall ensure that Consultant's employees, officers, directors, agents and representatives shall execute similar agreements protecting SUMMUS’ proprietary information and agree to be bound by the terms and conditions contained therein.

8.    Records; Record Keeping. Consultant shall keep and maintain complete written records of all work or research done or carried out by Consultant. These records shall be works made for hire, and shall remain the exclusive property of SUMMUS, and shall be maintained and remain at SUMMUS’ offices. Consultant may keep one (1) copy of these records in Consultant's files solely for references purposes, provided that all trade secrets and proprietary information belonging to SUMMUS are sanitized from such copy. Consultant shall have access to the records and materials of SUMMUS at Consultant’s place of business that are necessary for Consultant to perform the services and produce the work product as agreed to in Appendix A to this Agreement. All materials and records provided to Consultant shall be subject to Section 7 of this Agreement.

9.    Rights to Work. The parties acknowledge that any work performed by Consultant for SUMMUS is being created in connection with SUMMUS’ engagement of Consultant and shall be deemed "work made for hire"
under the U.S. copyright law. SUMMUS shall have the right to use the whole work, any part of parts thereof, or none of the work, as it sees fit. SUMMUS may alter the work, add to it, or combine it with any other work or works, at its sole discretion. Notwithstanding the foregoing, all original material submitted by Consultant as part of the work or as part of the process of creating the work, including, but not limited to, programs, listings, printouts, documentation, notes, flow charts and programming aids, shall be the property of SUMMUS whether or not SUMMUS uses such material; provided, however, that any templates or previous work product of the Consultant used by Consultant to create or develop any work product for SUMMUS shall be the sole property of Consultant.

All programs, specifications, documentation, and all other technical information prepared by Consultant in connection with the performance of its services hereunder will become and remain SUMMUS’ sole property. SUMMUS shall retain title to all material and documentation, including, but not limited to, systems specifications, source code and object code furnished by SUMMUS to Consultant or delivered by SUMMUS into the Consultant's possession. SUMMUS has the right to obtain and to hold in its own name, copyrights, registrations or such other protection as may be appropriate to the subject matter, and any extensions and renewals thereof. Consultant agrees to provide SUMMUS and any person designated by SUMMUS reasonable assistance required to perfect the rights defined in this Section without further payment or compensation. Consultant shall immediately return all such material or documentation within seven days of any request by SUMMUS or upon the termination or conclusion of this Agreement, whichever occurs first.

Consultant hereby grants, assigns and conveys to SUMMUS all right, title and interest in and to all inventions, works of authorship and other proprietary data, and all other materials (as well as the copyrights, patents, trade secrets, and similar rights attendant hereto) conceived, reduced to practice, authored, developed, or delivered by Consultant or his employees, agents, consultants, contractors and representatives under this Agreement.

Consultant's obligations under this Agreement shall survive expiration or termination of this Agreement and any amendments thereto.

During and after the term of this Agreement, Consultant will cooperate fully in obtaining patent and other proprietary protection for the materials, products and documentation produced by Consultant under this Agreement, all in the name of SUMMUS and at SUMMUS’ cost and expense, and, without limitation, shall execute and deliver all requested applications, assignments, and other documents, and take such other measures as SUMMUS shall reasonably request, in order to perfect and enforce SUMMUS’ rights in the materials, products, and documentation. Consultant appoints SUMMUS as his attorney-in-fact to execute and deliver any such documents on Consultant's behalf in the event Consultant fails to do so.

10.    Adherence to Laws. Consultant agrees that in carrying out his duties and responsibilities under this Agreement, he will neither undertake nor cause, nor permit to be undertaken, any activity which either (i) is illegal under any laws, decrees, rules, or regulations in effect in either the United States or foreign country if applicable; or (ii) would have the effect of causing SUMMUS to be in violation of any laws, decrees, rules, or regulations in effect in either the United States or foreign country, if applicable. Consultant shall defend, indemnify and hold SUMMUS harmless from and against any and all damages and expenses, including legal fees, incurred directly or indirectly as a consequence of Consultant's failure to comply with any such laws or regulations.

11.    Indemnification. Consultant shall indemnify, and hold harmless SUMMUS and its officers, directors, employees, agents, parent, subsidiaries, and other affiliates, from and against any and all losses, damages, costs, liability, and expense whatsoever (including attorneys' fees and related disbursements) incurred by reason of any failure by Consultant to perform any covenant or agreement of Consultant set forth herein. due to the gross negligence and/or willful acts of Consultant or Consultant's personnel.

12.    Assignment; Amendment. This Agreement is not assignable by either Consultant or SUMMUS without the consent of the other party except that SUMMUS may assign this Agreement to an affiliate of SUMMUS upon written notice to Consultant and Consultant may assign this Agreement to a limited liability company, limited partnership or other entity established by Consultant as the entity through which Consultant provides consulting services. No alteration, modification, amendment, or other change of this Agreement shall be binding on the parties unless in writing, approved and executed by Consultant and an executive officer of SUMMUS.

13.    Notices. Any notice or other communication pursuant to this Agreement shall be in writing and shall be deemed to have been fully given upon receipt to the following addresses or such other addresses as the parties may provide in writing to the other from time to time:

If to SUMMUS: Summus, Inc. 434 Fayetteville Street Suite 600 Raleigh, NC 27601 Attn : Donald T. Locke Chief Financial Officer	If to CONSULTANT: Richard Ruben 100 Curwen Circle Byrn Mawr, PA 19010

14.    Governing Law. This Agreement shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes it, plus any related or supplemental agreements, exhibits or annexes shall be construed in accordance with and governed by the laws of the State of Delaware, excluding its principles of conflicts of laws. The parties hereto agree that any and all disputes arising out of or concerning this Agreement shall be litigated and adjudicated in the state and/or federal courts located in the State of Delaware, and each party consents to and submits to such jurisdiction.

15.    Invalidity. The terms of this Agreement shall be severable so that if any term, clause, or provision hereof shall be deemed invalid or unenforceable for any reason, such invalidity or unenforceability shall not affect the remaining terms, clauses, and provisions hereof, the parties intending that if any such term, clause, or provision were held to be invalid prior to the execution hereof, they would have executed an agreement containing all the remaining terms, clauses, and provisions of this Agreement.

16.    Waiver of Breach. The waiver by either party hereto of any breach of the terms and conditions hereof will not be considered a modification of any provision, nor shall such a waiver act to bar the enforcement of any subsequent breach.

17.    SUMMUS Property. All SUMMUS property in the possession or control of Consultant including, but not limited to specifications, documentation, source code, magnetic media, and building entry keys and cards, as well as all material developed or derived by Consultant in performing its duties under this Agreement will be returned by Consultant to SUMMUS on demand, or at the termination of this Agreement whichever shall come first.

19.    Entire Agreement. Except for the Confidentiality, Non-Disclosure and Non-Compete Agreement referenced in Paragraph 7, this Agreement shall constitute the entire agreement between the parties hereto and replaces and supersedes all prior agreements, written and oral, relating to the subject matter hereof, between the parties to this Agreement.

20.    Surviving Sections. All sections of this Agreement regarding covenants, confidentiality obligations, proprietary rights, and indemnities by Consultant shall survive expiration or termination of this Agreement;
provided, however, that no claim may be asserted after the earlier to occur of (i) the date which is sixty days following the expiration of the applicable statute of limitation, or (ii) three (3) years following the date of this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement under seal effective the date first written above.

SUMMUS, INC.:	CONSULTANT:

By: ___________________________	_____________________________
Name: Gary E. Ban	Name: Rich Ruben
Title: Chief Executive Officer	SSN:

EXHIBIT A

Duties of Consultant

Consultant shall, upon the request of Summus, perform the following tasks and shall report to the Chief Executive Officer or a person designated by the Chief Executive Officer. Prior to beginning any projects covered under this Exhibit A, or any amendment or addition hereto, Consultant and SUMMUS shall set forth in writing a project sheet, which shall include a description of each project to be worked on by the Consultant and a list of deliverables to SUMMMUS by the Consultant for those projects in the designated time period.

TASKS: Evaluation and Recommendation of entities to be acquired by Summus.
TIME COMMITMENT: Average of two (2) days per week

Additional projects may be added to this Exhibit A by the agreement in writing of the parties to the Agreement to which this Exhibit A is attached. Consultant shall be paid on such additional projects as shall be agreed to by the parties.

EXHIBIT B

Compensation

Cash Compensation.

(1)    Consultant shall be paid $15,000 on each of December 1, 2005, January 1, 2006 and February 1, 2006 (for a cumulative total of $45,000). This cumulative amount shall be payable to Consultant regardless of the termination of the Agreement by Summus or in accordance with its terms; however, if this Agreement is terminated by Consultant, Consultant shall be paid through the effective date of such termination by Consultant.

(2)    In addition, Consultant shall receive $15,000 at the closing of each acquisition worked on by Consultant on behalf of Summus. Consultant shall not receive this amount for any acquisition he participates in only in his capacity as a Director of Summus.

Stock Options.

Upon the execution of this Agreement, Consultant shall receive options to purchase 25,000 shares of Summus common stock; these options shall be priced at $2.20 per share. These options shall vest at the rate of 1/12 monthly on the monthly anniversary date of the Agreement to which this Exhibit B is attached and incorporated into for all purposes. This grant of options shall continue vesting regardless of the termination of the Agreement by Summus or in accordance with its terms; however, if this Agreement is terminated by Consultant prior to February 28, 2006, vesting shall cease as of the effective date of such termination by Consultant. All shares underlying options received by Consultant shall be registered for sale on Summus’ Registration Statement on Form S-8.

Shares of Common Stock

Consultant shall receive (a) 25,000 shares of Summus common stock upon the closing of each acquisition worked on by Consultant in which the total purchase price paid by Summus exceeds $10,000,000 and (b) 12,500 shares of Summus common stock upon the closing of each acquisition worked on by Consultant in which the total purchase price paid by Summus is less than $10,000,000. Consultant shall not receive these amounts for any acquisition he participates in only in his capacity as a Director of Summus. Consultant shall have “piggy-back” registration rights on any shares of common stock received from Summus requiring Summus to register such issued shares on its next required or voluntarily filed registration statement on Form S-1 or on any other form on which Summus is eligible to file.

The number of shares to be granted to Consultant pursuant to this provision shall also apply to any acquisition of Summus by another entity.

Expenses. Consultant shall be reimbursed for all normal and reasonable business expenses in connection with the provision of services to SUMMUS; provided, however, that Consultant shall receive approval in writing from SUMMUS for any such expenses.

EXHIBIT C

CONFIDENTIALITY AGREEMENT

THIS CONFIDENTIALITY AGREEMENT (this “Agreement”), is made and entered into by and between Summus, Inc., a Delaware corporation (“Summus”) located at 434 Fayetteville Street, Suite 600, Raleigh, North Carolina 27601, and Rich Ruben (“Ruben”).

RECITALS:

A.    Summus and Ruben contemplate entering business and technical discussions relating to the project described on Schedule A hereto (the "Project");

B.    In connection with such discussions, each of the parties hereto may provide the other with access to certain proprietary and confidential information of or pertaining to the disclosing party, for which each party wishes to have made subject to the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the premises, the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.    Definition of Confidential Information; Exclusions.

(a)    For purposes of this Agreement, the term "Confidential Information" shall mean trade secrets, technical information, costs, designs, plans, drawings, specifications, inventions, ideas, techniques, routines, test sequences, processes, studies, systems, methods of operation and procedures, formulae, test data, know-how, research and development (in whatever stage), computer programs, products, services, technology, sales and marketing methods, customer lists, supplier information, financial data or any other compilation of information, written or unwritten, that is used in the business of the applicable party hereto providing such information (the "providing party") to the other party hereto (the "receiving party") and that is not readily available to the public or gives such providing party an opportunity to obtain an advantage over its competitors who do not know or use such information. To the extent practical, disclosures of Confidential Information will be made in writing or other tangible form and shall be marked “Confidential” or “Proprietary.” Disclosures made orally or visually shall not be considered “Confidential Information” unless they are indicated as such in writing within 5 business days of initial disclosure.

(b)    The term "Confidential Information" does not include any information that is: (i) known to the receiving party at the time of its receipt; (ii) currently in the public domain or which hereafter becomes public knowledge in any way that does not involve a breach of an obligation of confidentiality on the part of the receiving party or any other person or entity; (iii) released by the providing party to any third party free of an obligation of confidence; or (iv) obtained or developed by or for the receiving party independently of and without reference to any Confidential Information of the providing party.

2.    Confidentiality Obligation. Except as ordered by a court of competent jurisdiction or any other government authority, each of Summus and Ruben hereby covenant, for a period of five years from the date marked by the providing party on the applicable Confidential Information, to:

(a)    hold the Confidential Information disclosed to it by the providing party in the strictest confidence;

(b)    not use such Confidential Information except to evaluate or pursue the Project; and

(c)    not disclose or provide access to such Confidential Information to any person or entity, except those directors, officers, employees and agents who have a demonstrated need to know such Confidential Information to evaluate the Project, it being understood and agreed that the receiving party shall be responsible for any breach of this Agreement by any of its representatives.

In addition, each party agrees that, without the prior written consent of the other party, each party and its representatives will not disclose to any other persons that the Confidential Information has been made available, that discussions or negotiations are taking place concerning the project or any of the terms, conditions or other facts respect thereto (including the status thereof); provided, however, that either party may make such disclosure if it has received the written opinion of its outside counsel that such disclosure must be made in order not to commit a violation of law.

3.    Coordination of Information Exchange. To coordinate the exchange of Confidential Information, Summus appoints Gary Ban and Ruben appoints himself as their respective representatives to disclose and receive Confidential Information under the terms of this Agreement. Each party shall inform its representative of all communications and exchanges of Confidential Information to the other party. Either party may change its representative upon written notice to the other party.

4.    No License. Except as expressly provided herein, this Agreement shall not be construed as granting or conferring, either expressly or impliedly, any right, license or other relationship with respect to the Confidential Information furnished by either party hereto to the other. Each of Summus and Ruben hereby acknowledges and agrees that all Confidential Information, in any form, is and shall remain the sole and exclusive property of the providing party thereof. No interest under or in any trade secrets, trademarks, patents, inventions, copyrights or other rights is granted by this Agreement or by the disclosure or use of any Confidential Information.

5.    Return of Confidential Information. In the event that either party hereto shall (i) communicate in writing that it has no further interest in pursuing the Project with the other party, or (ii) make a written request, for any reason whatsoever, for the return of its Confidential Information, each party hereto shall:

(a)    promptly return all physical embodiments of or containing any Confidential Information (including all copies thereof) of the other party hereto then in its possession, custody or control, and

(b)    destroy all documents, memoranda, notes and other writings whatsoever prepared by or on behalf of the receiving party based on such Confidential Information

Notwithstanding the return of the Confidential Information, each party and its representatives will continue to be bound by its obligations of confidentiality and other obligations hereunder.

6.    Compulsory Disclosure. If either party becomes legally compelled by subpoena, civil investigative demand or other similar process to disclose any Confidential Information of the other party, then the receiving party shall promptly notify the providing party of such compulsion so that the providing party shall have the opportunity to object to such request or demand and to seek a protective order or other appropriate remedy. If such protective order or other remedy is not obtained, or the providing party waives compliance with the provisions of this Agreement, the receiving party shall furnish only that portion of the Confidential Information that is legally required to be disclosed and shall use its best efforts to obtain assurances that the Confidential Information will be kept confidential by the person or persons seeking its disclosure.

7.    Compliance with Insider Trading and Public Disclosure Laws. Each party acknowledges that it may become aware of material, nonpublic information concerning the other party in the course of the discussions and negotiations contemplated with respect to the Project. Accordingly, each party agrees not to:

(a)    effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in any trading of any securities (or beneficial ownership thereof) of the other party;

(b)    disclose or "tip" material nonpublic information concerning the other party to any person or entity;

(c)    give trading advice of any kind to any person or entity concerning the other party; or

(d)    except with the prior written consent of the other party, take any action that might force the other party to make a public announcement under applicable securities laws, including, without limitation, Regulation FD.

8.    Remedies. Each party shall be responsible for any damages resulting from its breach of this Agreement, including damages flowing from the further dissemination of Confidential Information by a third party to whom such party, directly or indirectly, furnished Confidential Information in breach of this Agreement. Each party acknowledges that money damages would be both incalculable and an insufficient remedy for any breach of this Agreement and that any such breach would cause the providing party irreparable harm. Accordingly, in the event of any breach or threatened breach of this Agreement, the providing party, in addition to any other remedies at law or in equity it may have, shall be entitled to injunctive relief and specific performance.

9.    Miscellaneous.

(a)    Binding Effect. Neither this Agreement nor any of the rights or obligations of the parties set forth herein may be assigned, in whole or in part, by either party without the prior written consent of the other party. This Agreement shall be binding upon and inure to the benefit of each of the parties and their respective successors and permitted assigns.

(b)    Governing Law. This Agreement shall be governed by and construed in accordance with the internal, substantive laws of the State of Delaware. The court and authorities of the State of Delaware and the federal district courts located within the State of Delaware shall have the sole jurisdiction and venue over all controversies arising in connection with this Agreement, and each party waives any other jurisdiction and venue to which it may otherwise be entitled.

(c)    Entire Agreement. This Agreement constitutes the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes any prior agreements with respect to such subject matter. No amendments or modifications to this Agreement shall be valid or binding unless agreed to in writing signed by both parties.

(d)    No Waiver. No failure or delay of a party to exercise any power or right under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power (or any abandonment or discontinuance of steps to enforce such a right or power) preclude any other or further exercise thereof or the exercise of any other right or power.

(e)    Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers as of the last day and year indicated below.

Summus, Inc.	Rich Ruben

By: _______________________	_______________________
Gary E. Ban
Chief Executive Officer

Date: _______________________	Date: _______________________

SCHEDULE A

The parties intend to disclose certain confidential information in connection with the following proposed project or venture:

Evaluation and Recommendations of possible acquisition targets.

Checklist:

Company:	Summus, Inc.	(Name)
State Incorporated:	Delaware
Summus Contact:	Gary Ban
	Chief Executive Officer	(Title)
	919-807-5600	(Main Number)
	919-807-5611	(Direct)
	919-807-5601	(Fax)
	gary.ban@summus.com	(E-mail)

Legal Company Name:	______________________
State Incorporated:	______________________
Contact:	______________________	(Name)
	______________________	(Title)
Phone:	______________________	(Main Number)
	______________________	(Direct)
	______________________	(Fax)
	______________________	(E-mail)

Nature of Confidential Information: Technical & Marketing Information_____________________________________________________________________________________________________________________
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